[redacted]

08032320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/07 AND ENDING 04/30/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lurie Besikof Lapidus Private Investment Banking, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2501 Wayzata Boulevard
(No. and Street)

Minneapolis	Minnesota	55405
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Justin B. Besikof 612-381-8879
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUL 1 0 2008 A
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Postlethwaite & Netterville, APAC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd., Suite 1001	Baton Rouge	Louisiana	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 3 0 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin B. Besikof, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lurie Besikof Lapidus Private Investment Banking, LLC, as of April 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA A. MUNIGHAN
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Signature

President

Title

Lisa A. Munighan

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC

FINANCIAL STATEMENTS

APRIL 30, 2008

TABLE OF CONTENTS

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

INDEPENDENT AUDITORS' REPORT

The Member
Lurie Besikof Lapidus Private Investment Banking, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Lurie Besikof Lapidus Private Investment Banking, LLC as of April 30, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lurie Besikof Lapidus Private Investment Banking, LLC as of April 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Postlethwaite & Netterville

Baton Rouge, Louisiana
June 16, 2008

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2008

ASSETS

Cash	$	64,150

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable		9,160
Due to Parent		6,250
		15,410
Member's equity		48,740
	$	64,150

The accompanying notes are an integral part of this statement.

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC

STATEMENT OF INCOME
YEAR ENDED APRIL 30, 2008

MERGER AND ACQUISITION FEES	$ 1,865,000
OPERATING EXPENSES	630,711
OPERATING INCOME	1,234,289
OTHER INCOME	35,000
NET INCOME	$ 1,269,289

The accompanying notes are an integral part of this statement.

**LURIE BESIKOF LAPIDUS PRIVATE
INVESTMENT BANKING, LLC**

**STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED APRIL 30, 2008**

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance, May 1, 2007	$ 99,233	$ (35,782)	$ 63,451
Net income	-	1,269,289	1,269,289
Dividends to parent	-	(1,284,000)	(1,284,000)
Balance, April 30, 2008	$ 99,233	$ (50,493)	$ 48,740

The accompanying notes are an integral part of this statement.

LURIE BESIKOF LAPIDUS PRIVATE
INVESTMENT BANKING, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,269,289
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts payable	8,836
Increase in due to parent	6,250
Net cash provided by operating activities	1,284,375
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends to parent	(1,284,000)
NET INCREASE IN CASH	375
Cash, beginning of year	63,775
Cash, end of year	$ 64,150

The accompanying notes are an integral part of this statement.

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC
MINNEAPOLIS, MINNESOTA

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Lurie Besikof Lapidus Private Investment Banking, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), and regulated by the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD). The Company is primarily an agent for clients in merger and acquisition transactions generally in the midwestern United States.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

Income Taxes

The Company is a limited liability company. The only member of the Company is a partnership (the Parent Company). Amounts due for federal and state income taxes are not reflected in the financial statements, but rather the taxable income or loss of the Company is included on the Parent Company's income tax return.

2. Related Party Transactions

The Company shares office facilities with its Parent Company and various charges are incurred for rent, lease of employee, and other administrative expenses, which amounted to $557,100 in 2008.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at April 30, 2008, the net capital ratio was 0.316 to 1 and net capital was $48,740, which exceeded the minimum capital requirement by $43,740.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. All accounts are on a fully disclosed basis. Therefore, the Company is not required to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

SUPPLEMENTARY INFORMATION

P&N Postlethwaite & Netterville
A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Independent Auditor's Report – Supplementary Information Required by Rule 17a-5 Of The Securities And Exchange Commission

The Member
Lurie Besikof Lapidus Private Investment Banking, LLC
Minneapolis, Minnesota

We have audited the accompanying financial statements of Lurie Besikof Lapidus Private Investment Banking, LLC as of and for the year ended April 30, 2008, and have issued our report thereon dated June 16, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
June 16, 2008

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC

COMPUTATION OF NET CAPITAL APRIL 30, 2008

NET CAPITAL		
Member's equity	$	48,740
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required		5,000
EXCESS NET CAPITAL	$	43,740
AGGREGATE INDEBTEDNESS	$	15,410
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.316 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report, other than a one dollar rounding difference.

See independent auditors' report on supplementary information

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

**Report on Internal Control Required By
SEC Rule 17a-5 For a Broker-Dealer Claiming
An Exemption From SEC Rule 15c3-3**

The Member
Lurie Besikof Lapidus Private Investment Banking, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Lurie Besikof Lapidus Private Investment Banking, LLC (the Company), as of and for the year ended April 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
June 16, 2008

END